Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EMAIL & EDGAR

March 27, 2013

Mr. Alberto Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:           The Lincoln National Life Insurance Company (the “Company”)
                 Lincoln National Variable Annuity Account H (the “Registrant”)
Lincoln Investment Solutions (File No. 333-172328)

Dear Mr. Zapata:

This letter is in response to your comments of March 22, 2013.

1.	Please confirm supplementally that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with the contract.

Response: The contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

2.	Expense Tables

a.
The footnotes under Tables “A” and “D” contain disclosures describing how the annual percentage charges for various riders can increase. Has the Registrant reserved the right in the contract or the prospectus to increase the charge for current owners?

b.
The Registrant states that certain funds have entered into contractual waivers/reimbursements. Please confirm that the waivers/reimbursements have been in place for at least one (1) year. If not, please amend the pertinent net fees to remove the fee waivers/reimbursements.

c.	Please confirm that the dates in footnotes two (2) and three (3) under the fund fees table are correct.

Response:

a.	Yes, the same disclosures relative to how charges for any optional living benefit riders can increase are made elsewhere in the above referenced prospectuses.
b.	Any contractual waivers/reimbursements reflected in the above referenced prospectus have been in place for at least one (1) year.
c.
At the time the post-effective amendments were filed, the updated fund fee information was not yet available. The footnotes have been updated to reflect that the fee waiver/reimbursement agreements will continue through at least April 30, 2014.

3.	The Contracts – Purchase Payments

On page 30, the Registrant has added language outlining restrictions regarding additional purchase payments. Please confirm that the amount is $50,000 as stated in the cover letter. Please also confirm that the Registrant has reserved the right to limit purchase payments in this fashion in the contract.

Response: The amount is $50,000 as stated in the cover letter. The prospectus will be updated to include the missing information in the next post-effective filing.

4.	Incomplete Information

Please include any financial statements, exhibits, consents or other required disclosure not included in these post effective amendments.

Response: Any financial statements, exhibits, consents or other required disclosure not included in these post effective amendments will be included in the next post-effective amendment.

5.	Statement of Additional Information

Please confirm that there are no substantive changes to the SAI from the prior version of the filing that has been reviewed by the staff.

Response: There are no substantive changes to the SAI from the prior version of the filing that has been reviewed by the staff.

6.	Tandy Representations

Response:  In regards to the referenced filing, The Lincoln National Life Insurance Company and Lincoln National Variable Annuity Account H  (together “Lincoln”) acknowledge the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we have made some slight revisions to the information previously provided to the Staff relative to the Guaranteed Annual Income Percentages under Lincoln Lifetime Income Advantage 2.0 and the Age Banded Percentages for calculating the Guaranteed Income Benefit under i4Life Advantage Guaranteed Income Benefit. The revisions are attached and are blacklined for your convenience.

We intend to request an effective date of May 1, 2013, for these registration statements. This request will be made in a formal letter and correspondence filing prior to that date.

Thank you for assistance with this project. Please call me at 860-466-1222 with further comments and questions.

Sincerely,

/s/ Scott C. Durocher

Scott C. Durocher
Senior Counsel

Withdrawal Amount. You may make periodic withdrawals up to the Guaranteed Annual Income amount each Benefit Year for your (Contractowner) lifetime (single life option) or the lifetimes of you and your spouse (joint life option) as long as your Guaranteed Annual Income amount is greater than zero. You may start taking Guaranteed Annual Income withdrawals when you (single life option) or the younger of you and your spouse (joint life option) turn age 55.

The initial Guaranteed Annual Income amount is calculated when you purchase the rider. If you (or younger of you and your spouse if the joint life option is elected) are under age 55 at the time the rider is elected the initial Guaranteed Annual Income amount will be zero. If you (or the younger of you and your spouse if the joint life option is elected) are age 55 or older at the time the rider is elected the initial Guaranteed Annual Income amount will be equal to a specified percentage of the Income Base. The specified percentage of the Income Base will be based on your age (or younger of you and your spouse if the joint life option is elected). Upon your first withdrawal the Guaranteed Annual Income percentage is based on your age (single life option) or the younger of you and your spouse’s age (joint life option) at the time of the withdrawal. For example, if you purchase the Lincoln Lifetime IncomeSM Advantage 2.0 rider at age 58, your Guaranteed Annual Income percentage is 4%. If you waited until you were age 60 (single life option) to make your first withdrawal your Guaranteed Annual Income percentage would be 5%. During the first Benefit Year the Guaranteed Annual Income amount is calculated using the Income Base as of the effective date of the rider (including any Purchase Payments made within the first 90 days after the effective date of the rider). After the first Benefit Year anniversary we will use the Income Base calculated on the most recent Benefit Year anniversary for calculating the Guaranteed Annual Income amount. After your first withdrawal the Guaranteed Annual Income amount percentage will only increase on a Benefit Year anniversary on or after you have reached an applicable higher age band and after there has also been an Automatic Annual Step-up. If you have reached an applicable age band and there has not also been an Automatic Annual Step-up, then the Guaranteed Annual Income amount percentage will not increase until the next Automatic Annual Step-up occurs. If you do not withdraw the entire Guaranteed Annual Income amount during a Benefit Year, there is no carryover of the remaining amount into the next Benefit Year.

Guaranteed Annual Income Percentage by Age for Rider Elections On Or After May 20, 2013.

Single Life Option		Joint Life Option
Age	Guaranteed Annual Income amount percentage	Age (younger of you and your spouse’s age)	Guaranteed Annual Income amount percentage
55 – under 59½ 59½+	4.00% 5.00%	55 – under 59½	3.00%
		59½ – 64 ~~65 69~~ 65 – 74 ~~70+~~ 75+	3.50% ~~4.00%~~ 4.50% ~~4.50%~~ 5.00%

Guaranteed Income Benefit (version 4). For Guaranteed Income Benefit (version 4) the initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base or Guaranteed Amount as applicable), based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income Benefit is elected. The specified percentages and the corresponding age-bands for calculating the initial Guaranteed Income Benefit are outlined in the table below. Lincoln SmartSecurity® Advantage purchasers use the date of the i4LIFE® Advantage Guaranteed Income Benefit election to determine the table applicable to their contracts.

Single Life Option		Joint Life Option
Age	Percentage of Account Value, Income Base or Guaranteed Amount*	Age (younger of you and your spouse’s age)	Percentage of Account Value, Income Base or Guaranteed Amount*
Under age 40	2.50%	Under age 40	~~2.00%~~ 2.50%
40 – 54	3.00%	~~40 – 54~~ 40 – under 59½	~~2.50%~~ 3.00%
55 – under 59½	3.50%	~~55 – under 59½~~ 59½ – 64	~~3.00%~~ 3.50%
59½ - 64	4.00%	~~59½ – 69~~ 65 – 69	~~3.50%~~ 4.00%
65 – 69	4.50%	70 – 74	~~4.00%~~ 4.50%
70 – 79	5.00%	~~75+~~ 75 – 79	~~4.50%~~ 5.00%
80+	5.50%	80+	5.50%

* Purchasers of Lincoln SmartSecurity® Advantage (regardless of the rider effective date) may use any remaining Guaranteed Amount (if greater than the Account Value) to calculate the initial Guaranteed Income Benefit. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up, if any, or the rider effective date (if there has not been any Automatic Annual Step-up) if greater than the contract value to establish the initial Guaranteed Income Benefit. Purchasers of 4LATER® Advantage Protected Funds may use any remaining Income Base to establish the initial Guaranteed Income Benefit (if greater than the contract value).
Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit prior to May 20, 2013:
Single & Joint Life Option*	Single & Joint Life Option*
Age	Percentage of Account Value, Income Base or Guaranteed Amount**
Under age 40	2.50%
40 – 54	3.00%
55 – under 59½	3.50%
59½ - 64	4.00%
65 – 69	4.50%
70 – 79	5.00%
80+	5.50%

*	If joint life option is in effect, the younger of you and your spouse’s age applies

**
Contractowners who elect Lincoln SmartSecurity® Advantage will receive the currently available version of the Guaranteed Income benefit. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up, if any, or the rider effective date (if there has not been any Automatic Annual Step-up) if greater than the contract value to establish the initial Guaranteed Income Benefit. Purchasers of 4LATER® Advantage Protected Funds may use any remaining Income Base to establish the initial Guaranteed Income Benefit (if greater than the contract value).